                               UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                 FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934 [FEE REQUIRED]
For the fiscal year end March 31, 1998.

                                     OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED]

For the transition period from        to       Commission file no.  0-20289

     A: Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        KEMET Employees' Savings Plan

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     KEMET Corporation
     Post Office Box 5928
     Greenville, South Carolina 29606

                              REQUIRED INFORMATION

     Financial Statements and Schedules. The financial statements and schedules included herewith relating to the KEMET Employees' Savings Plan (the "Plan") were prepared in accordance with the financial reporting requirements of ERISA and are provided pursuant to Instruction 4 of Form 11-K.

     Consent of the Independent Auditors.

                                  SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Act of 1934, the Administrative Committee of the KEMET Employees' Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                          KEMET EMPLOYEES' SAVING PLAN




September 25, 1998   By   /S/ D.Ray Cash
                        -------------------------------------
                        D. Ray Cash
                        Senior Vice President of Administration and Treasurer For the Administrative Committee

                          KEMET EMPLOYEES' SAVINGS PLAN

                        Financial Statements and Schedules

                             March 31, 1998 and 1997

                   (With Independent Auditors' Report Thereon)

                          KEMET EMPLOYEES' SAVINGS PLAN

                              Table of Contents


Independent Auditors' Report

Financial Statements:

Statements of Net Assets Available for
Benefits - March 31, 1998 and 1997

Statements of Changes in Net Assets Available for
Benefits - Years ended March 31, 1998 and 1997

Notes to Financial Statements - March 31, 1998 and 1997


                                                                    Schedules

Item 27a - Schedule of Assets Held for Investment Purposes
           at March 31, 1998                                                1

Item 27d - Schedule of Reportable Transactions for the Year ended
           March 31, 1998                                                   2

Independent Auditors' Consent                                      Exhibit 23








Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

                     Independent Auditors' Report

The Board of Directors
KEMET Electronics Corporation:

We have audited the accompanying statements of net assets available for benefits of KEMET Employees' Savings Plan as of March 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules 1 and 2 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                  /S/ KPMG Peat Marwick LLP
July 31, 1998                                     KPMG Peat Marwick LLP

                          KEMET EMPLOYEES' SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                             March 31, 1998 and 1997

                                                       1998           1997
                                                       ----           ----
Assets:
  Investments (notes 2 and 7)                      $ 62,899,943   $
50,302,121      Participant loans
1,913,491      1,408,233      Employer contribution
receivable                    1,838,215      1,750,961
  Cash                                                     -            19,057
                                                   ------------   ------------

      Total assets                                   66,651,649     53,480,372

Liabilities:
  Other                                                   -              -
                                                   ------------   ------------

      Net assets available for benefits            $ 66,651,649   $ 53,480,372
                                                   ============   ============




















See accompanying notes to financial statements.

                        KEMET EMPLOYEES' SAVING PLAN

            Statements of Changes in Net Assets Available for Benefits

                  Years ended March 31, 1998 and 1997


                                                    1998           1997
                                                    ----           ----
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation)
     in fair value of investments              $  7,121,797    $   (605,333)
    Investments and dividends                     3,117,936       2,393,399
                                               ------------    ------------
                                                 10,239,733       1,788,066
                                               ------------    ------------
  Contributions:
    Participants'                                 5,178,624       4,730,998
    Employer's                                    1,838,215       1,783,706
                                               ------------    ------------
                                                  7,016,839       6,514,704
                                               ------------    ------------

      Total additions                            17,256,572       8,302,770
                                               ------------    ------------

Deductions from net assets attributed to:
  Benefits paid to participants                   4,073,245       5,071,951
  Administrative expenses                            12,050          18,400
                                               ------------    ------------
      Total deductions                            4,085,295       5,090,351
                                               ------------    ------------

      Net increase                               13,171,277       3,212,419

Net assets available for benefits:
  Beginning of year                              53,480,372      50,267,953
                                               ------------    ------------

  End of year                                   $66,651,649    $ 53,480,372
                                               ============    ============











See accompanying notes to financial statements.

                     KEMET EMPLOYEES' SAVING PLAN

                     Notes to Financial Statements

                       March 31, 1998 and 1997

(1)     Description of Plan

The following description of the KEMET Employees' Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a)     General
The Plan is a defined contribution plan sponsored by KEMET Electronics Corporation (Company) covering all full-time employees of the Company, its
parent and its subsidiaries who have completed one year of service.   The Plan
is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)     Contributions
Participants may choose one or both of the two savings types available, which are the 401(k), which provides for deferral of taxation, and the Personal Investment Account (PIA). Participants are allowed to contribute between 2 1/2% and 7 1/2% of their annual compensation as their basic contribution to the Plan. This may be on a pretax basis to the 401(k) or an after tax basis to the PIA. The Company matches 50% of 401(k) and 30% of PIA contributions, subject to the basic savings rate limit of 7 1/2%. Employer contributions are reduced by forfeitures. Additional amounts may be contributed at the option of the Company's Board of Directors.

In addition to their basic contribution, participants may contribute between 0.5% and 10% to either the 401(k) on a pretax basis (up to the IRS maximum) or to the PIA.

(c)     Participant Accounts
Each participant's account is credited with (a) the participant's contribution, (b) the Company's matching contribution, (c) allocations of the Company's additional contribution, and (d) Plan earnings, and through April, 1996, charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

(d)     Vesting
Participants are immediately vested in their voluntary contributions and the Company matching contributions plus actual earnings thereon. However, penalties are incurred which can result in forfeiture of a portion of the current year employer match if withdrawals are made on funds that have been in the plan for less than twenty-four months, or if other withdrawals have been made in the last twenty-four months.

(e)     Investment Options
Through April 30, 1996, participants could direct the investment of their accounts, including the Company's contributions, into the following funds:

Equity Income Fund - a diversified portfolio of common stocks

Stable Value Fund - certificates of deposits, guaranteed investment contracts, money market investments or other fixed principle investments

Balanced Fund - common stocks and bonds

KEMET Stock Fund - common stock of KEMET Corporation

Effective May 1, 1997, the Plan changed trustees from Wachovia Bank of SC, NA to T. Rowe Price. Investment options with T. Rowe Price for participants are as follows:

KEMET Stock Fund - common stock of KEMET Corporation

International Stock Fund - common stocks of established, non-U.S. companies

Blended Stable Value Fund - guaranteed investment contracts or other fixed principle investments

Small-Cap Value Fund - common stocks of small companies (market value less than $500 million) with potential for capital appreciation

Mid-Cap Growth Fund - common stocks of medium-sized companies with potential for capital appreciation

Balanced Fund - common stocks and bonds

Equity Income Fund - common stocks, primarily of dividend-paying established companies

Changes in net assets available for benefits by fund as disclosed in footnote 8 for the year ended March 31, 1997 combine like accounts at the two trustees, and include activity at Wachovia from April 1 to April 30, 1996 and at T. Rowe Price from May 1, 1996 to March 31, 1997.

(f)     Payment of Benefits
On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a ten year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(g)     Forfeited Accounts
Forfeited accounts are used to reduce future employer contributions.

(2)     Summary of Significant Accounting Policies

(a)     Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

(b)     Investment Valuation and Income Recognition
At March 31, 1998, under the terms of a trust agreement between T. Rowe Price and the Plan, T. Rowe Price manages a trust fund on behalf of the Plan which includes all Plan investments. The information on the investments and changes in investments of the Plan as of March 31, 1998 and 1997 and for the period May 1, 1996 to March 31, 1997 was certified by T. Rowe Price to be complete and accurate. All information in the accompanying financial statements regarding changes in investments for the month of April 1996 was certified by Wachovia to be complete and accurate.

The investments and changes therein of this trust fund have been reported to the Plan as having been determined through the use of fair values for all assets of the trust fund except for its investment contracts which are valued at contract value (note 3). Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c)     Payment of Benefits
Benefits are recorded when paid.

(e)     Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. In addition, they affect the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates and assumptions.

(3)     Investment Contracts With Insurance Companies

The Plan's investment contracts with insurance companies included in the stable value fund option are primarily invested in shares of a guaranteed investment contract fund managed by Wachovia through April 1996 and T. Rowe Price beginning May 1996. The insurance companies maintain the contributions in a pooled account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by the insurance companies. The contracts are fully benefit-responsive and are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by the insurance companies. Contract value represents contributions made under the contracts, plus earnings, less Plan withdrawals and administrative expenses.

The average yield for the guaranteed investment contracts for the years ended March 31, 1998 and 1997 was approximately 6.0%.

(4)     Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Wachovia in 1996 and T. Rowe Price beginning May 1, 1996. T. Rowe Price and Wachovia were the trustees as defined by the Plan for the indicated periods and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to T. Rowe Price for loan administration services were $12,050 in fiscal 1998 and $18,400 in fiscal 1997. All other administrative fees were paid by the Company subsequent to April 30, 1996.

(5)     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend it from time to time, to discontinue its contributions at any time, and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100 percent vested in their accounts.

(6)     Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in accordance with applicable provisions of the IRC.

(7)     Investments

At March 31, investments of the Plan were as follows:

                                                          1998         1997
                                                          ----         ----

Investments:
     At fair value:
          Registered investment companies:
               T. Rowe Price International Stock Fund  $1,131,857  $   606,414
               T. Rowe Price Small Cap Value Fund       2,585,331      990,245
               T. Rowe Price Mid Cap Growth Fund        4,423,894    1,925,956
               T. Rowe Price Balanced Fund             10,064,107    7,613,987
               T. Rowe Price Equity Income Fund        14,475,183    9,533,819
                                                       ----------  -----------
                                                       32,680,372   20,670,421

               Common stock of KEMET Corporation       11,124,693   11,105,155
                                                       ----------  -----------
                 Total investments, at fair value      43,805,065   31,775,576
     At contract value:
          T. Rowe Price Stable Value Common
               Trust Fund                              18,459,780   17,737,218
          Metropolitan Life Insurance Company             635,098      789,327
                                                       ----------  -----------
                 Total investments, at contract value  19,094,878   18,526,545
                                                       ----------  -----------
                 Total investments                    $62,899,943  $50,302,121
                                                       ==========  ===========

(8) Net Assets and Changes in Net Assets Available for Benefits with Fund Information

A summary of net assets available for benefits with fund information at March 31, 1998 follows:
                                                         Small
                        KEMET    Blended   International Cap      Mid
Cap            Equity
                        Stock  Stable Value   Stock      Value    Growth
Balanced   Income    Loan   Settlement
                         Fund      Fund       Fund       Fund     Fund
Fund      Fund      Fund   Account      Total

--------------------------------------------------------------------------------
------------------------
Investments:
  Pooled funds
   at fair value        $  -           -         1,131,857  2,585,331
4,423,894 10,064,107  14,475,183      -         -        32,680,372
  Pooled funds
   at contract value       -       18,459,780         -          -
-         -            -          -         -        18,459,780
  Contract with
   insurance company
   at contract value       -          635,098         -          -
-         -            -          -         -           635,098
  Common stock
   of related
   entity at
   fair value         11,124,693       -              -          -
-         -            -          -         -        11,124,693
                      ----------   ----------    ---------  ---------
---------  ----------  ----------  ----------   -----     ----------
    Total investments 11,124,693   19,094,878    1,131,857  2,585,331
4,423,894  10,064,107  14,475,183      -         -        62,899,943
                      ----------   ----------    ---------  ---------
---------  ----------  ----------  ----------   -----     ----------
Participant loans          -           -              -          -
-         -            -      1,913,491     -         1,913,491

Employer
 contribution receivable 246,123      549,536       56,681    107,888
207,917     269,807     400,263      -         -         1,838,215

Cash                       -           -              -          -
-         -            -          -         -            -
                      ----------   ----------    ---------  ---------
--------  ----------  ----------  ---------   ------     ----------
      Total assets    11,370,816   19,644,414    1,188,538  2,693,219
4,631,811  10,333,914  14,875,446  1,913,491     -        66,651,649
                      ----------   ----------    ---------  ---------
---------  ----------  ----------  ---------   ------     ----------

Net assets
 available
 for benefits        $11,370,816   19,644,414    1,188,538  2,693,219
4,631,811  10,333,914  14,875,446  1,913,491     -        66,651,649
                      ==========   ==========    =========  =========
=========  ==========  ==========  =========   ======     ==========

(8) Net Assets and Changes in Net Assets Available for Benefits with Fund Information

A summary of the changes in net assets available for benefits with fund information for the year ended March 31, 1998 follows:

                                               Inter-    Small
                         KEMET      Blended    national  Cap     Mid
Cap              Equity
                         Stock    Stable Value  Stock   Value    Growth
Balanced   Income   Loan     Settlement
                          Fund        Fund      Fund     Fund     Fund
Fund       Fund   Fund       Account     Total

--------------------------------------------------------------------------------
------------------------
Additions to net
 assets attributed to:
  Investment income:
    Net appreciation
     (depreciation)
     in fair value of
     investments     $1,024,571          -          78,159    421,082
1,182,590   1,858,476   2,556,919     -        -        7,121,797
    Interest and
     dividends            -          1,155,761      49,213    140,358
37,219     353,882   1,220,865    160,638   -        3,117,936
Contributions:
  Participants          683,760      1,308,790     177,550    283,025
564,253     629,180   1,032,171     -        -        4,678,729
  Employer              246,123        549,536      56,681    107,888
207,917     269,807     400,263     -        -        1,838,215
  Rollovers
   into the Plan         92,047          1,345      26,442     92,349
111,943      73,355     102,414     -        -          499,895

--------------------------------------------------------------------------------
------------------------------------
      Total additions 2,046,501      3,015,432     388,045  1,044,702
2,103,922   3,184,700   5,312,632    160,638   -       17,256,572

--------------------------------------------------------------------------------
------------------------------------
Deductions
 in net assets
 attributed to:
  Benefits paid
   to participants     (505,947)    (1,434,150)    (17,772)  (187,650) -
(276,922)   (732,743)   (871,699)   (46,362)  -       (4,073,245)
  Administrative expenses  (918)        (4,750)       (100)      (272)
(438)     (3,738)     (1,834)   -         -          (12,050)
  Intraplan transfers(1,562,426)      (834,472)    144,764    752,929
669,804     139,546     708,912    -       (19,057)       -
  Loan withdrawals      (96,548)      (521,723)    (15,624)    (8,565)
(24,640)   (231,503)   (306,395) 1,204,998   -            -
  Loan principle         87,481        264,695      25,079     21,069
45,934      83,845     125,275   (653,378)  -            -
  Loan interest          22,013         60,370       5,027      6,331
13,728      22,451      30,718   (160,638)  -            -

--------------------------------------------------------------------------------
------------------------------------
      Net
increase

       (decrease)        (8,844)       545,402     529,419  1,628,544
2,531,388   2,462,558   4,997,609    505,258 (19,057)  13,171,277
Net assets available
 for benefits:
   Beginning of year 11,380,660     19,099,012     659,119  1,064,675
2,100,423   7,871,356   9,877,837  1,408,233  19,057   53,480,372

--------------------------------------------------------------------------------
------------------------------------
    End of year      11,370,816     19,644,414   1,188,538  2,693,219
4,631,811  10,333,914  14,875,446  1,913,491   -       66,651,649

================================================================================
====================================

(8) Net Assets and Changes in Net Assets Available for Benefits with Fund Information

A summary of net assets available for benefits with fund information at March 31, 1997 follows:
                                                         Small
                        KEMET    Blended   International Cap      Mid
Cap            Equity
                        Stock  Stable Value   Stock      Value    Growth
Balanced   Income    Loan   Settlement
                         Fund      Fund       Fund       Fund     Fund
Fund      Fund      Fund   Account      Total

--------------------------------------------------------------------------------
------------------------
Investments:
  Pooled funds
   at fair value        $  -           -           606,414    990,245
1,925,956   7,613,987   9,533,819     -         -        20,670,421
  Pooled funds
   at contract value       -       17,737,218         -          -
-         -            -          -         -        17,737,218
  Contract with
   insurance company
   at contract value       -          789,327         -          -
-         -            -          -         -           789,327
  Common stock
   of related
   entity at
   fair value         11,105,155       -              -          -
-         -            -          -         -        11,105,155
                      ----------   ----------      -------  ---------
--------- ----------   ----------  ---------   ------     ----------
    Total investments 11,105,155   18,526,545      606,414    990,245
1,925,956  7,613,987    9,533,819      -         -        50,302,121
                      ----------   ----------      -------  ---------
--------- ----------   ----------  ---------   ------     ----------
Participant loans          -           -              -          -
-         -            -      1,408,233     -         1,408,233

Employer
 contribution receivable 275,505      572,467       52,705     74,430
174,467    257,369      344,018      -         -         1,750,961

Cash                       -           -              -          -
-         -            -          -       19,057         19,057
                      ----------   ----------      -------  ---------
---------  ---------    ---------  ---------   ------     ----------
      Total assets    11,380,660   19,099,012      659,119  1,064,675
2,100,423  7,871,356    9,877,837  1,408,233   19,057     53,480,372
                      ----------   ----------      -------  ---------
---------  ---------    ---------  ---------   ------     ----------

Net assets
 available
 for benefits        $11,380,660   19,099,012      659,119  1,064,675
2,100,423  7,871,356    9,877,837 1,408,233    19,057     53,480,372
                      ==========   ==========      =======  =========
=========  =========    ========= =========    ======     ==========

(8) Net Assets and Changes in Net Assets Available for Benefits with Fund Information

A summary of the changes in net assets available for benefits with fund information for the year ended March 31, 1997 follows:

                                               Inter-    Small
                         KEMET      Blended    national  Cap     Mid
Cap              Equity
                         Stock    Stable Value  Stock   Value    Growth
Balanced   Income   Loan     Settlement
                          Fund        Fund      Fund     Fund     Fund
Fund       Fund   Fund       Account     Total

--------------------------------------------------------------------------------
-----------------------
Additions to net
 assets attributed to:
  Investment income:
    Net appreciation
     (depreciation)
     in fair value of
     investments      $(2,016,633)           20       22,384     16,325
(63,040)     550,130    885,481     -          -       (605,333)
    Interest and
     dividends              4,223     1,185,427       17,190     42,568
51,720      324,894    687,565   78,990         822  2,393,399
Contributions:
  Participants            752,692     1,413,754      140,277    170,380
415,115      609,433    828,458     -        400,715  4,730,824
  Employer                  3,275      (157,018)      52,864     74,925
175,170      (27,050)     6,157     -      1,655,383  1,783,706
  Rollovers
   into the Plan              -             -             -         -
-             -          -       -           174        174

--------------------------------------------------------------------------------
-------------------------------------
      Total additions  (1,256,443)    2,442,183      232,715    304,198
578,965   1,457,407   2,407,661   78,990   2,057,094  8,302,770

--------------------------------------------------------------------------------
-------------------------------------
Deductions
 in net assets
 attributed to:
  Benefits paid
   to participants       (454,244)   (2,954,190)     (2,077)   (26,222)
(89,986)   (544,377)   (851,783)   (47,629) (101,443) (5,071,951)
  Administrative expenses  (1,009)      (10,908)       (128)      (263)
(238)     (4,023)     (1,831)    -           -        (18,400)
  Intraplan transfers     618,247    (1,335,110)    438,932    811,023
1,613,920    (340,441)    209,151     -     (2,015,722)      -
  Loan withdrawals       (160,401)   (1,015,107)    (22,930)   (35,717)
(26,327)   (247,522)   (213,696) 1,721,700      -          -
  Loan principle           35,782       118,313      10,228      9,449
18,364      31,039      42,662   (265,837)     -          -
  Loan interest            12,285        33,875       2,379      2,207
5,725      11,300      11,220    (78,991)     -          -

--------------------------------------------------------------------------------
-------------------------------------
      Net
increase

       (decrease)      (1,205,783)   (2,720,944)    659,119  1,064,675
2,100,423     363,383   1,603,384  1,408,233  (60,071)   3,212,419
Net assets available
 for benefits:
    Beginning of year  12,586,443    21,819,956          -        -
-      7,507,973   8,274,453     -        79,128   50,267,953

--------------------------------------------------------------------------------
-------------------------------------
    End of year        11,380,660    19,099,012     659,119  1,064,675
2,100,423   7,871,356   9,877,837  1,408,233   19,057   53,480,372

================================================================================
=====================================

                                                        Schedule 1

                      KEMET EMPLOYEES' SAVINGS PLAN

         Item 27a - Schedule of Assets Held for Investment Purposes

                            March 31, 1998



                                           (c)
                               Description of investment
(a)              (b)           including maturity date,
Party-     Identity of issue,  rate of interest,                        (e)
in-        borrower, lessor,   collateral, par or         (d)         Current
interest  or similar party     maturity value            Cost          Value
  *  T. Rowe Price         Stable Value
                           Common Trust Fund       $  18,459,780    18,459,780
  *  KEMET Corp.           Common Stock               11,856,302    11,124,693
  *  T. Rowe Price         Equity Income Fund         12,290,253    14,475,183
  *  T. Rowe Price         Balanced Fund               8,407,019    10,064,107
  *  T. Rowe Price         Mid-Cap Growth Fund         3,374,351     4,423,894
  *  T. Rowe Price         Small-Cap Value Fund        2,254,636     2,585,331
  *  T. Rowe Price         International Stock Fund    1,060,221     1,131,857
       Metropolitan Life   Investment Contract           635,098       635,098
                                                  --------------   -----------
                                                      58,337,660    62,899,943
  *    Participant Loans                                             1,913,491
                                                  --------------   -----------
                                                   $  58,337,660    64,813,434
                                                  ==============
===========





*  Party-in-interest








See accompanying independent auditors' report.

                                           Schedule II

                                 KEMET EMPLOYEES' SAVINGS PLAN

                          Item 27d - Schedule of Reportable Transactions

                                        March 31, 1998


(f)                       (h)       (i)
       (a)
Expense       (g)     Current Value   Net
    Identity             (b)                  (c)         (d)     (e)
Incurred      Cost      of Asset on  Gain
    of Party         Description           Purchase     Selling  Lease
with          of       Transaction   or
   Involved          of Asset                Price       Price  Rental
Transaction    Asset         Date    (Loss)
--------------------------------------------------------------------------------
-------------------------------------
T. Rowe Price     Guaranteed Investment
                  Contract              $   5,450,096        -       -
-       5,450,096     5,450,096     -
T. Rowe Price     Balanced Fund             2,182,097        -       -
-       2,182,097     2,182,097     -
T. Rowe Price     Equity Income Fund        4,982,391        -       -
-       4,982,391     4,982,391     -
T. Rowe Price     Mid-Cap Growth Fund       2,194,788        -       -
-       2,194,788     2,194,788     -
KEMET Corp.       Common Stock              5,195,497        -       -
-       5,195,497     5,195,497     -
T. Rowe Price     Guaranteed Investment
                   Contract                   -         4,880,814    -
-       4,880,814     4,880,814     -
T. Rowe Price     Balanced Fund               -         1,597,013    -
-       1,420,575     1,597,013    176,438
T. Rowe Price     Equity Income Fund          -         2,599,069    -
-       2,310,981     2,599,069    288,088
T. Rowe Price     Mid-Cap Growth Fund         -           881,372    -
-         803,990       881,372     77,382
KEMET Corp.       Common Stock                -         6,202,065    -
-       4,799,827     6,202,065  1,402,238



Note:     Information in the above schedule was derived from schedules certified by T. Rowe Price.


See accompanying independent auditors' report.